Filed Pursuant to Rule 433

Registration Nos. 333-157848

333-157848-01

333-157848-02

Prudential Financial, Inc.

$500,000,000 3.000% Medium-Term Notes, Series D

Due May 12, 2016

Final Term Sheet, May 9, 2011

Issuer	Prudential Financial, Inc.

Ratings*	Baa2 (stable) (Moody’s) /A (stable) (S&P) / BBB+ (stable) (Fitch)

Security	Medium-Term Notes, Series D

Trade Date	May 9, 2011

Settlement Date (T+3 days)	May 12, 2011

Maturity Date	May 12, 2016

Principal Amount	$500,000,000

Price to Investors	99.926%

Net Proceeds (before expenses)	$498,005,000

Use of Proceeds	We intend to use the net proceeds from the sale of the notes for general corporate purposes, including making loans to our Individual Annuities subsidiaries.

Pricing Benchmark	2% UST due April 30, 2016

Benchmark Treasury Price and Yield	100-243/4 / 1.836%

Spread to Benchmark	+ 118 basis points

Re-offer Yield	3.016%

Coupon	3.000% per annum

Interest Payment Dates	Semi-annually on May 12 and November 12 of each year, commencing on November 12, 2011 and ending on the Maturity Date.

Optional Redemption	Make-whole call at any time at the greater of 100% and the discounted value at CMT rate plus 20 basis points as described in the prospectus supplement dated March 11, 2009 under the section “Description of the Notes—Redemption at Our Option.”

Joint Bookrunning Managers	Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated

Co-Managers	CastleOak Securities, L.P.
C.L. King & Associates, Inc.
Lebenthal & Co., LLC

CUSIP Number	74432QBR5

Reports and Events of Default	The indenture, to the extent relating to the 3.000% notes, certain notes concurrently and previously issued under the indenture and all future series of securities under the indenture, provides that any documents or reports that we may be required to file with the Securities and Exchange Commission, or SEC, pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, will be filed with the trustee within 15 days after we have filed those documents or reports with the SEC. Under the Trust Indenture Act of 1939, as amended, we may have a separate obligation to file with the trustee documents or reports we are required to file with the SEC. Our failure to comply with either filing obligation is not an event that will result in an event of default under the indenture. Accordingly, acceleration of our obligations under the 3.000% notes will not be a remedy for our failure to file those documents or reports with the trustee, and you may have no remedy for the failure other than an action in damages. For other outstanding series of our notes, acceleration is a remedy, upon appropriate notice and passage of time, for the holders of those securities for our failure to file documents or reports with the trustee.

Other Information	Concurrent with the offering of the 3.000% notes, we are also offering $300 million aggregate principal amount of 5.625% Medium-Term Notes, Series D, due May 12, 2041.

* An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Investing in the 3.000% notes involves a number of risks. See “Risk Factors” included or incorporated by reference in the prospectus supplement dated March 11, 2009 and the related prospectus dated March 11, 2009.

Prudential Financial, Inc. has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents Prudential Financial, Inc. has filed with the SEC for more complete information about the issuer and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained by contacting Credit Suisse Securities (USA) LLC at 1-800-221-1037, Goldman, Sachs & Co. at 1-866-471-2526 or Morgan Stanley & Co. Incorporated at 1-866-718-1649.

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